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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                _______________

                                 SCHEDULE 13E-3
                              TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)
                                 FINAL AMENDMENT

                        PHYAMERICA PHYSICIAN GROUP, INC.
                              (Name of the Issuer)

                                Scott Group, Inc.
                       PhyAmerica Acquisition Corporation
                        PhyAmerica Physician Group, Inc.
                              Steven M. Scott, M.D.
                       (Name of Persons Filing Statement)

                    Common Stock, Par Value, $0.01 per share
                         (Title of Class of Securities)

                                    71940A101
                      (CUSIP Number of Class of Securities)

                              STEVEN M. SCOTT, M.D.
                        PHYAMERICA PHYSICIAN GROUP, INC.
                              2828 CROASDAILE DRIVE
                          DURHAM, NORTH CAROLINA 27705
                                 (919) 383-0355

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                                 WITH COPIES TO:

                              JAMES H. CLARKE, ESQ.
                             MOORE & VAN ALLEN, PLLC
                        2200 WEST MAIN STREET, SUITE 800
                        DURHAM, NORTH CAROLINA 27705-4658
                                 (919) 286-8000


This statement is filed in connection and with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c.   [_] A tender offer.

d.   [_] None of the above.

Check the following box if the soliciting materials are preliminary copies. [_]

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                            CALCULATION OF FILING FEE

TRANSACTION VALUE*                                         AMOUNT OF FILING FEE
$6,554,248                                                            $1,320.00

         *For purposes of calculating the fee only. Assumes the purchase of 43,694,987 shares of common stock, par value $0.01 per share, of PhyAmerica Physician Group, Inc., at $0.15 per share, and no payment for any outstanding options to purchase common stock of PhyAmerica Physician Group, Inc., because the exercise price for each such currently outstanding option is greater than $0.15.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
(1)      Amount previously paid: $1,320.00
(2)      Form or Registration No.: Preliminary Proxy Statement on Schedule 14A
(3)      Filing party:  PhyAmerica Physician Group, Inc.
(4)      Date filed:  October 24, 2001


         PhyAmerica Physician Group, Inc., a Delaware corporation (the "Company" or "PhyAmerica"), Scott Group, Inc. (the "Scott Group"), a North Carolina corporation, PhyAmerica Acquisition Corporation, a North Carolina corporation ("Acquisition Corporation"), and Steven M. Scott, M.D. hereby submit this Final Amendment to their Schedule 13e-3 Transaction Statement (the "Statement"). This Statement relates to an Agreement of Merger dated as of October 15, 2001 (the "Merger Agreement"), by and among the Company, Scott Group, and Acquisition Corporation, pursuant to which Acquisition Corporation, a wholly-owned subsidiary of Scott Group, will be merged with and into the Company, ultimately resulting in the Company being wholly-owned by the Scott Group, (the "Merger").

         This Statement is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The definitive Proxy Statement was filed by the Company with the Securities and Exchange Commission (the "Commission") on February 11, 2002. On or about February 11, 2002, PhyAmerica provided its stockholders with a Proxy Statement concerning the Merger, and on March 6, 2002, PhyAmerica held a special meeting of stockholders at which the stockholders approved the Merger.

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         This Statement reports the consummation of the transactions contemplated by the Merger Agreement following approval thereof by the stockholders of the Company at the special meeting of such stockholders held on March 6, 2002. The effective time of the Merger was the date and time when a certificate of merger was filed with the Secretary of State of the State of Delaware and articles of merger were filed with the Secretary of State of the State of North Carolina, both of which occurred on March 11, 2002. Upon consummation of the Merger, each issued and outstanding share of PhyAmerica common stock other than shares held by stockholders who become entitled to appraisal rights, became entitled to receive $0.15 per share in cash, without interest.

         The Scott Group is now the sole stockholder of the Company as the surviving corporation. Stockholders of the Company unaffiliated with Dr. Scott will not participate in any future earnings and growth of the Company after the Merger. Each vested and unvested option to purchase PhyAmerica common stock outstanding immediately prior to the Merger has been cancelled because each option had an exercise price in excess of $0.15.

         On March 11, 2002, the Company, in accordance with Rule 12g-4, filed a Certification and Notice of Termination of Registration on Form 15 with the Commission in order to terminate the registration of the Company's common stock and options to purchase the Company's common stock under Section 12(g) of the Exchange Act. As of such date, the Company's duty under the Exchange Act to file information, documents and reports under Section 13(a) of the Exchange Act with respect to its common stock and options was suspended pursuant to Rule 12g-4. In addition, the Company instructed the OTC Bulletin Board to cease listing quotations for the Company's common stock as of the close of business on March 11, 2002.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 11, 2002


                                 PhyAmerica Physician Group, Inc.

                                 By:      /s/ STEVEN M. SCOTT
                                          --------------------------------------
                                 Name:    Steven M. Scott, M.D.
                                 Its:     PRESIDENT AND CHIEF EXECUTIVE OFFICER


                                 Scott Group, Inc.

                                 By:      /s/ STEVEN M. SCOTT
                                          --------------------------------------
                                 Name:    Steven M. Scott, M.D.
                                 Its:     PRESIDENT

                                 PhyAmerica Acquisition Corporation

                                 By:      /s/ STEVEN M. SCOTT
                                          --------------------------------------
                                 Name:    Steven M. Scott, M.D.
                                 Its:     PRESIDENT

                                 /s/ STEVEN M. SCOTT
                                 -----------------------------------------------
                                 Steven M. Scott, M.D.

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